Exhibit 2.3

EUROGAS CORPORATION

MANAGEMENT’S DISCUSSION & ANALYSIS

As at and for the year ended December 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

Eurogas Corporation (“Eurogas” or the “Corporation”) is a Canadian-based company whose common shares trade on the TSX Venture Exchange ("TSXV") under the symbol EUG. Eurogas is focused on creating long-term value through the development of high-impact energy projects. The Corporation holds interests, both directly and indirectly, in the development of an underground natural gas storage facility in Spain and in certain exploration programs for oil and natural gas located offshore of Tunisia.

This Management’s Discussion and Analysis (“MD&A”) has been prepared with an effective date of February 4, 2010 and provides an update on matters discussed in, and should be read in conjunction with the Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2009 (the “2009 Audited Consolidated Financial Statements"). All amounts are in Canadian dollars unless otherwise specified. Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), unless otherwise specified.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document, including management's assessment of the Corporation’s future plans and operations, contains forward-looking statements. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the Corporation’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources, and other risk factors discussed or referred to in the section entitled ”Business Risks” in this MD&A and other documents filed from time to time with the securities administrators, all of which may be accessed at www.sedar.com. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements. The Corporation's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what resulting benefits the Corporation will derive. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SPANISH OIL AND GAS PROJECTS

The Corporation’s 73.7% owned subsidiary, Castor UGS Limited Partnership (“CLP”), holds an interest in the Castor Exploration Permit through its investment in Escal UGS S.L. (“Escal”). The Castor Exploration Permit is owned directly by Escal and covers the abandoned Amposta oil field, which will be utilized by Escal for its Castor underground gas storage project (“Castor Project”). On June 15, 2008, the exploration permit was replaced by a development concession, which allows Escal to construct and utilize the Castor Project (the “Development Concession”). Upon completion, the Castor Project and facility will become a regulated utility forming a crucial element of Spain’s energy infrastructure.

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Investment in Escal UGS S.L.

In 2007, CLP entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) and Enagas, S.A. (the “ACS Transaction”) pursuant to which Escal issued shares to ACS such that ACS increased its ownership in Escal from 5% to 66.67%, reducing CLP’s interest to 33.33% from 95%. The completion of the ACS Transaction was conditional on receipt of certain concessions by the Spanish authorities, which Escal received in the second quarter of 2008, at which time the Corporation deconsolidated the various assets and liabilities of Escal previously included in the Corporation’s consolidated financial statements and recorded an equity investment in Escal. As a result of the Corporation’s decrease in ownership interest, the Corporation realized a dilution loss of $2.3 million in the second quarter of 2008.

As part of the ACS Transaction, Enagas S.A., the technical manager of the gas system and common carrier for the high pressure gas network in Spain, will acquire 50% of ACS’s interest in Escal at commissioning and start up of the project, subject to certain terms and conditions.

The ACS Transaction provided for ACS repaying to CLP substantially all of the amounts it previously invested in the Castor Project aggregating approximately €27.9 million (Cdn$43.4 million). As at December 31, 2009, CLP had received €27.1 million (Cdn$43.4 million) against amounts receivable and approximately €0.4 million (Cdn$0.7 million) remained outstanding. CLP may receive further amounts up to a maximum of €2.6 million (Cdn$4.1 million) at a future date, should some or all of the expenditures associated with those investments be recognized for remuneration within the Castor Project.

The Castor Underground Gas Storage Project

The Castor Project and facility will provide Spain with urgently needed gas storage capacity by converting the abandoned Amposta oil field to gas storage operations. The project consists of an underground gas storage reservoir that lies at a depth of 1800 metres approximately 21 kilometres off the east coast of Spain in the Mediterranean Sea; two offshore platforms for 13 wells and processing facilities; an onshore compression and processing plant located in the municipality of Vinaroz and an adjoining 30-inch pipeline. The estimated cost of the Castor Project is €1.131 billion (Cdn$1.7 billion), with gas injection scheduled to begin in 2012.

The Castor underground gas storage facility’s anticipated significant working gas storage capacity of 1.3 billion cubic metres is expected to provide a reserve for seasonal and extraordinary peak demands, as well as the ability to respond to normal daily peak demands. The facility’s anticipated high delivery rate of 25 million cubic metres per day will contribute strategic storage and reliability of supply to industrial and domestic customers in Spain. Upon completion, the Castor Project and facility will become a regulated utility forming a crucial element of Spain’s energy infrastructure.

Regulator and Remuneration Regime
Remuneration for underground gas storage includes three components: repayment of capital, return on investment and payment for operating and maintenance expenses. The capital cost of the project is returned in equal payments over the useful life of the asset, which is set at 10 years for all facilities except for the cushion gas, which is set at 20 years. A provisional remuneration regime may be implemented for the period between the granting of the concession and the start-up of the facility, which would provide early cash flow. After the end of the useful life, the “cost of extension of useful life” payment commences at half the rate that was paid in the last year of the useful life and continues for the remaining period of the concession (30 years plus two extensions of 10 years each).

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Return on investment is based on the net investment multiplied by the remuneration rate. The remuneration rate is equal to the Spanish government’s 10-year bond rate plus 3.5% and is set for the full useful life of the facility. As with repayment of capital, after the end of the useful life, the cost of extension of useful life payment will commence at half the rate that was paid in the last year of useful life and continues for the remaining period of the concession. Payment for operating and maintenance includes both a fixed component and a variable component and is designed to cover actual operating and maintenance costs.

The Development Concession for the Castor Project is the primary regulatory approval needed to develop the Castor Project. It establishes the Castor Project within the regulatory framework as entitled to receive remuneration as outlined above. Following receipt of the Development Concession, a number of secondary permit applications were filed including:

  Environmental Impact Study, in order to secure the Environmental Impact Assessment, addressed to the Ministry of the Environment (Central Government).

  Integrated Environmental Authorization, related to the land on which the onshore plant will be located, addressed to the Department of the Environment, Government of the Region of Valencia.

  Concession for the Occupation of the Maritime-Terrestrial Public Domain, for the pipeline and offshore platforms, addressed to the Ministry of the Environment (Central Government).

  Public Utility Statement, to facilitate the acquisition of land required to build the facilities, addressed to the Ministry of Industry (Central Government).

  Administrative Authorization, for all facilities, addressed to the Ministry of Industry (Central Government).

In 2009, the Ministry of the Environment finalized and approved the completion of the Environmental Impact Declaration. The remaining permits were subsequently received, with the exception of the Administrative Authorization Permit, which is expected to be received in the first quarter of 2010.

Onshore Site
The local authorities approved the site for the proposed onshore facilities in early 2008 and Escal has completed the procurement of land. The routing of the subsea pipeline from the shore to the site of the onshore facilities has been established; and the necessary right of ways will be granted as part of the Administrative Authorization Permit expected shortly. Earth works on the site are expected to commence mid-February 2010.

Engineering, Procurement, Construction (“EPC”)
Escal has submitted its budget to the Ministry of Industry with planned spending of $1.7 billion (€1.131 billion). As at December 31, 2009, $344 million (€229 million) has been spent. The budget outlines spending for permitting, engineering, procurement and land acquisition. ACS in its capacity as the overall EPC contractor has awarded most of the major contracts, including the EPC and the transportation of the two offshore platforms, namely, the wellhead platform and the process platform, the drilling of 12 offshore wells, and the EPC of the onshore facilities. EPC contracts are pending for the installation of the onshore and offshore pipelines.

Detailed engineering for all facets of the project is underway. The pipe required for the drilling of the wells has been procured and delivery is expected in the near future.

Enagas S.A. has contracted and will pay for the construction of the pipeline needed to connect the Castor onshore facility to the national gas pipeline grid.

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Escal expects to complete the wellhead platform and start construction of the process platform in the second quarter of 2010, followed by drilling operations beginning in the third quarter, and commencement of pipeline construction in the fourth quarter. The targeted completion date for the Castor Project is mid-2012.

TUNISIAN OIL AND GAS PROJECTS

Business Reorganization of Eurogas International Inc. (“Eurogas International”) Completed in 2008

On July 10, 2008, the Corporation announced a restructuring plan that would allow for the distribution of its 100% interest in Eurogas International as a dividend-in-kind to shareholders of the Corporation (the “Restructuring”), such that each shareholder of the Corporation received one newly issued common share of Eurogas International for every five shares of the Corporation held. As part of the Restructuring, the Corporation exchanged its previous interest in the common shares of Eurogas International for 32,150,000 newly issued Series A Preference Shares and 31,143,635 newly issued common shares of Eurogas International. As noted previously, the newly issued common shares of Eurogas International were then distributed to shareholders of the Corporation at nominal value as part of the Restructuring. Additional information regarding Eurogas International may be obtained at www.sedar.com under the profile for Eurogas International.

Series A Preference Shares
The Series A Preference Shares issued by Eurogas International rank in priority to the common shares of Eurogas International as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of Eurogas International and entitle the Corporation, as the holder thereof, to a fixed preferential cumulative dividend at the rate of 4% per annum. The Series A Preference Shares may be redeemed, at the option of either Eurogas International or the Corporation, at any time, at a price equal to their face value of $32.15 million. The Corporation has indicated to Eurogas International that it does not intend to exercise its redemption entitlement until December 2011.

In August 2009, the Corporation approved a request by Eurogas International to defer entitlement to payment of the cumulative 4% cash dividends payable on the Series A Preference Shares and entitlement to receive payment once such dividends are declared, until December 31, 2011. The Corporation may, if requested by Eurogas International, reinvest any cash received in respect to dividend payments into common shares of Eurogas International, subject to regulatory approval.

Sfax Offshore Exploration Permit

Eurogas International is currently conducting exploration and evaluation programs for oil and natural gas offshore Tunisia in the Gulf of Gabes, where it holds its interests in the Sfax Permit.

Eurogas International is a non-operating partner in the permit. In order to carry out its business activities, Eurogas International entered into a joint operating agreement with Atlas Petroleum Exploration Worldwide Ltd. (“APEX”), pursuant to which Eurogas International and APEX agreed to undertake exploration, evaluation and extraction operations pursuant to the working interest awarded to them in the 1.0 million acre Sfax Offshore Exploration Permit (the “Sfax Permit”). APEX is the operating partner in the joint venture arrangement.

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The Sfax Permit lies within a hydrocarbon fairway that trends from offshore Libya, through the Gulf of Gabes, to onshore Tunisia and includes major oil and gas fields. The Sfax Permit is surrounded by producing oil and gas fields to the west, north and east, including the 330 million barrel Ashtart oil field that lies along the southeast boundary. Previous operators drilled and flow tested oil from three separate structures on the prospect at daily equivalent rates of 612, 1,200 and 1,800 barrels of oil per day. At that time, these structures were considered sub-economic to those operators and the wells were abandoned.

Following the granting of the Sfax Permit in 2004, Eurogas International and its then sole joint venture and operating partner, APEX, acquired a new 3-D seismic program over 348 km2 of the permit, which included the known Ras-El-Besh and Jawhara prospects that tested oil. The seismic provided an improved understanding of the geology.

During 2005, the Sfax Permit was converted to an exploration permit under the terms of a production-sharing contract. The four-year permit commenced on December 9, 2005 and included a commitment to undertake seismic work, which has been completed, and to drill one exploration well prior to December 9, 2009. The Ras-El-Besh well (see “Ras-El-Besh Concession”) was the commitment well for the Sfax Permit. On January 19, 2009, the Tunisian Hydrocarbon Committee approved a two-year extension to the Sfax Permit, which will extend the primary term to December 8, 2011. As a condition of the extension, Eurogas International committed to drill an additional exploration well on the Sfax Permit during the extension period.

Eurogas International, on behalf of the joint venture, is overseeing the reprocessing of four 3-D seismic surveys on the Sfax Permit. The 340 km2 Sfax program over the Ras-El-Besh and Jawhara oil prospects is now complete and mapping has commenced. The 60 km2 and 460 km2 programs for Salloum and the Kerkennah Banks, respectively, and a portion of the older Ashtart 3-D survey will be reprocessed during the first half of 2010. Selected 2-D seismic lines will also be reprocessed to support the mapping of prospects and leads on the permit. Once this reprocessing is complete, Eurogas International, together with its joint venture partner, will remap the prospects and leads, then seek a new farmout partner to drill an exploration well to satisfy the outstanding drilling obligation.

Ras-El-Besh Concession

In December 2005, Eurogas International and APEX applied for a development concession over the Ras-El-Besh (“REB-3”) prospect within the Sfax Permit. The application was accepted by the Hydrocarbon Committee of the Tunisian government in July 2006 and the concession was gazetted on September 5, 2008 following commencement of drilling the REB-3 well on June 16, 2008. The REB-3 well is recognized by the Tunisian government as the commitment well under the initial term of the Sfax Permit, which ended on December 9, 2009.

The REB-3 well reached total depth of 2,204 metres. Well logs and formation pressure tests identified the presence of oil in a high quality, 10-metre thick carbonate interval in the Reineche formation, which was subsequently confirmed by down-hole sampling. The well was plugged back and drilled horizontally to 3,284 metres. The sidetrack intercepted the top of the Reineche formation in a lower fault block approximately 1,000 metres to the northwest of the REB-3 well, then drilled horizontally through 400 metres of porous formation. The horizontal section was tested and produced over 1,000 barrels per day of fluid with a 10% cut of 27° API oil. Oil has now been tested at two locations 1,000 metres apart.

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Upon completion of drilling and testing the REB-3 well, the joint venture partners requested and received approval from the Tunisian government to temporarily suspend the well and release the drilling rig, both of which were done. Agreement by the Tunisian government was subject to the reinterpretation and remapping of seismic data, after which the joint venture partners must decide to either reenter or abandon the well. This assessment will be conducted during 2010. In the event of abandonment, the total cost to the joint venture is estimated at between US$6.5 million to US$10 million. Actual costs will depend on factors such as the mobilization and demobilization cost of the rig and prevailing rates.

Mobile Offshore Production Unit

Eurogas International holds an interest in a mobile offshore production unit (“MOPU”) through its investment in Innovative Production Services Ltd. (“IPS”) which was acquired with the expectation of producing, processing and transporting oil on certain development concessions on the Sfax Permit. During the year ended December 31, 2009, Eurogas International expended $1,558,130 (2008 - $571,825) to renovate and upgrade the MOPU. Eurogas International is currently evaluating alternative usage of the MOPU, including the monetization of the asset through a possible sale or lease arrangements.

Agreement with Delta Hydrocarbons B.V.

On April 7, 2008, Eurogas International and APEX entered into a farmout agreement with Delta Hydrocarbons B.V. (“Delta”) whereby Delta acquired a 50% participation in the Sfax Permit, including the Ras-El-Besh development concession as well as a 50% interest in the MOPU, subject to a commitment to spend US$125 million, including a cash payment to Eurogas International of $11,161,266.

In May 2009, Delta expressed a desire to exit from the farmout agreement. Under a settlement agreement, Delta reassigned its 50% participating interest to APEX and Eurogas International. In exchange, Delta is entitled to a portion of certain payments, if and when received by the joint venture, including a share of the proceeds from the cost oil portion of any future production revenues from the Sfax Permit and a share of the proceeds from any sale or lease of the MOPU, to a maximum of US$20 million. Delta’s entitlement pursuant to the settlement agreement is conditional on Delta meeting its obligations as defined in the settlement agreement, including Delta’s commitment to fund 50% of any costs associated with certain asset retirement obligations until December 9, 2011, as well as to fund its pro-rata share of ongoing costs associated with the Seawolf Litigation (see below).

Capital expenditures, during the period of the farmout agreement, were funded directly by Delta pursuant to its spending commitment. Subsequent to the reassignment of Delta’s participating interest, Eurogas International’s participating interest in the Sfax Permit, the Ras-El-Besh development concession and the MOPU was 45% and APEX's participating interest was 55%. Accordingly, Eurogas International is responsible for 45% of ongoing capital expenditures related to these activities.

The Seawolf Litigation

APEX, as operator under the Sfax joint venture commenced arbitration proceedings against Seawolf Oilfield (Cyprus) Limited and Seawolf Oilfield Services Limited (collectively, “Seawolf”) under the rules of the London Court of International Arbitration (“LCIA”). APEX filed a statement of case seeking damages for misrepresentations and breach of a drilling contract in respect of the REB-3 well as well as payment of indemnities under the contract. Seawolf responded to APEX’s claims and filed a counterclaim. APEX is in the process of preparing for the LCIA hearing, which is scheduled for the second quarter of 2010. During the third quarter of 2009, APEX was successful in obtaining a default judgment against Seawolf in the state of Texas.

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2009 Expenditures - Tunisian Asset Pool

All costs associated with the Sfax Permit are capitalized as part of the pre-production phase of operations. During the year ended December 31, 2009, an aggregate of $3.4 million (2008 - $3.4 million) was capitalized to the Tunisian asset pool.

For the year ended December 31,	2009	2008
Opening balance	$17,819,331	$25,548,113
Transactions during the year
Sfax permit	1,880,051	2,618,665
Ras-El-Besh expenditures, net	(81,615)	241,994
Mobile offshore production unit "Ocean Patriot"	1,558,130	571,825
Farmout arrangements with Delta Hydrocarbons B.V.	-	(11,161,266)
Closing balance	$21,175,897	$17,819,331

Work Program for 2010

The estimated budget for the Sfax Permit and the Ras-El-Besh Concession for 2010, including costs associated with the Seawolf Litigation, is US$5.9 million, of which Eurogas International is responsible for its net share (net US$2.6 million).

Following the results of the REB-3 well and the exit of Delta, the joint venture partners focused the balance of 2009 on reevaluating the Ras-El-Besh Concession area and north of it covering both the Reineche and the El Garia formations. Initially, this entailed geological studies and the reprocessing of four existing 3-D seismic programs and selected 2-D seismic lines. The work program includes geophysical evaluation of the satellite structures to the 330 million barrel Ashtart oil field adjacent to the eastern boundary of the Permit.

The work program for 2010 includes feasibility studies to evaluate the Salloum oil prospect as a future drilling candidate on the Sfax Permit. An exploration well, (SAM 1) located 1.5 kilometres off the east coast of Tunisia, was drilled in 1991 by a previous operator and tested 1800 bpd of 42° API oil with no water from Bireno limestones. This structure is located in the northeast corner of the Sfax Permit in shallow waters adjacent to the city of Sfax and is adjacent to two producing oil fields that produce from the same targeted formation. In 2007, Eurogas International and APEX acquired 60 km2 of shallow water 3-D seismic over this prospect. Revised mapping based on the 3-D seismic program acquired in 2007 and older 2-D seismic suggests the Salloum structure extends toward the shoreline and could be drilled from an onshore location, the viability of which will be an aspect of the feasibility study. In the fourth quarter of 2009, Eurogas International supervised the reprocessing of the 2007 3-D program and will remap the Salloum structure to determine a drillable location.

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CONSOLIDATED RESULTS OF OPERATIONS
For year ended December 31, 2009 compared with the year ended December 31, 2008

Net Loss
The Corporation’s current energy projects in both Spain and Tunisia are in the development stage and therefore, the Corporation does not generate operating revenues.

During the year ended December 31, 2009, the Corporation incurred a net loss of $3.2 million or approximately $0.02 loss per share. This compares with a net loss of $1.9 million or $0.01 loss per share in the prior year. The increase in the year-over-year loss is principally attributed to increased expenses relating to ongoing activities in Tunisia, including costs of approximately $1.0 million relating to the Seawolf Litigation. Prior year results include a dilution loss of $2.3 million relating to the deconsolidation of Escal following the ACS Transaction, offset by a foreign exchange gain of $1.7 million.

Interest and Other Revenue
Consistent with the prior year, the Corporation earned interest and other revenues during 2009 of $1.5 million (2008 - $1.6 million). Interest is earned from the Corporation’s investments in short term securities, including guaranteed investment certificates and discounted notes. These investments generated lower average returns during 2009, reflecting lower market interest rates. However, the Corporation benefited from a full year of investing compared with the prior year as the associated cash resources only became available in the second quarter of 2008.

Interest revenues in the prior year also included amounts earned on certain amounts receivable from non-controlling interests. These amounts were fully repaid in 2008.

Expenses
General and administrative expenses incurred and not otherwise capitalized to deferred exploration asset pools were $3.9 million in the year ended December 31, 2009, an increase of $1.1 million over general and administrative expenses of $2.8 million in the prior year. As indicated previously, expenditures in 2009 include approximately $1.0 million related to Eurogas International’s share of costs in pursuing the Seawolf Litigation. In addition, and as a result of its business reorganization and subsequent listing on the CNSX, Eurogas International incurred increased costs of approximately $0.4 million in 2009, including public filing fees, registrar and transfer agency fees and directors’ fees.

Aggregate depreciation and accretion expense during the year ended December 31, 2009 was $0.6 million (2008- $nil) and included amounts related to the MOPU and to the reclamation costs associated with the REB-3 well.

Share of Earnings of Equity Accounted Investee
The Corporation accounts for its investment in Escal on an equity basis, whereby the Corporation will recognize in its net earnings its proportionate share of earnings or losses generated by the investee. During the year ended December 31, 2009, the Corporation incurred a loss of $24,879 (2008 – gain of $2,487) in respect of its investment in Escal.

In addition, included in other comprehensive income during 2009, is a foreign exchange loss of $0.2 million (2008 –gain of $0.6 million) representing the Corporation’s share of foreign exchange adjustments incurred on the translation of Escal’s operations to Canadian dollars.

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Income Taxes
As at December 31, 2009, the Corporation’s future income tax asset was $304,670 (2008 - $167,822) including future income tax assets of $449,555 (2008 - $483,044) offset by future income tax liabilities of $144,885 (2008 – $315,222).

The Corporation is subject to tax on its Canadian operations. As a result of a tax loss incurred in 2009 and the increase in future tax assets previously mentioned, the Corporation recognized a tax recovery of $133,135 in 2009 compared to an income tax provision of $137,282 in 2008.

The Corporation’s operations in Spain and Tunisia are in the exploration and evaluation stage, and accordingly, all pre-production costs are deferred. The Corporation has not recognized the potential income tax benefit related to the losses generated by its foreign operations.

SELECTED QUARTERLY FINANCIAL INFORMATION

		Quarter ended:
	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Revenues	$176,232	$314,898	$494,463	$535,264

Net (loss) earnings
Continuing operations	(962,344)	(793,506)	(967,850)	(591,984)
Equity participation	(3,887)	(1,641)	-	(19,351)
Non-controlling interest	45,019	38,768	66,733	32,067
	(921,212)	(756,379)	(901,117)	(579,268)

Funds provided by (used in) operations	(674,045)	(2,193,385)	445,270	(870,982)
Capital expenditures	261,332	951,484	1,853,121	267,880
Basic and fully diluted loss per share	$(0.01)	$-	$(0.01)	$-

		Quarter ended:
	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Revenues	$584,938	$537,588	$282,481	$160,138

Net (loss) earnings
Continuing operations	1,471,404	(1,897,397)	(1,412,773)	(136,353)
Equity participation	13,030	(10,543)	-	-
Non-controlling interest	(235,645)	343,995	(290,878)	237,273
	1,248,789	(1,563,945)	(1,703,651)	100,920

Funds provided by (used in) operations	(347,761)	160,225	(551,213)	(3,012,027)
Capital expenditures	1,704,905	325,687	93,067	1,307,597
Basic and fully diluted loss per share	$0.01	$(0.01)	$(0.01)	$-

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CONSOLIDATED RESULTS OF OPERATIONS
For the three months ended December 31, 2009 compared with the three months ended December 31, 2008

The Corporation incurred a net loss during the three months ended December 31, 2009 of $0.9 million compared with net income of $1.2 million in the same period of the prior year.

Interest revenue earned during the three months ended December 31, 2009 was $0.2 million compared with $0.6 million earned in the same period of the prior year. Decreases in quarter-over-quarter interest revenue reflect lower market interest rates earned from the Corporation’s portfolio of cash and short term investments.

General and administrative expenses incurred and not otherwise capitalized to deferred exploration asset pools were $1.0 million in the quarter ended December 31, 2009, an increase of $0.7 million over general and administrative expenses of $0.3 million in the prior year. Increases in general and administrative costs reflect $0.6 million of costs incurred during the fourth quarter of the current year pertaining to the Seawolf Litigation. Depreciation and accretion expense recognized by Eurogas International were $0.2 million in the fourth quarter of the current year (2008 - $nil).

As a result of changes in foreign currency rates on both the U.S. dollar and the Euro, the Corporation incurred a foreign exchange transaction loss of $26,547 in the fourth quarter of the current year, compared with a substantial foreign exchange gain of $1.4 million earned in the same period of the prior year. The prior year foreign exchange gains reflected increased foreign-denominated currency received in 2008 as a result of payments made pursuant to both the ACS Transaction and the farmout arrangements with Delta.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2009, the Corporation had consolidated cash and short term investments aggregating $74.7 million. Short term investments consist of a portfolio of guaranteed investment certificates issued by a Canadian Schedule I Chartered Bank. Included in the Corporation’s consolidated cash and short term balances is $4.2 million held directly by Eurogas International.

The Corporation’s working capital, excluding working capital in Eurogas International was $71.1 million as at December 31, 2009. Working capital decreased marginally in 2009 as a result of usage of cash in normal business activities, including activities associated with the listing of the Corporation’s shares on the TSXV.

Spain

In accordance with the terms of the ACS Transaction, ACS is responsible for providing equity and arranging project financing for the Castor Project, including providing all guarantees that may be required, from the day it became a majority shareholder of Escal through to the inclusion of the underground storage facility into the Spanish gas system, after which the Corporation will be responsible for its proportionate share of any new capital investments. Escal has submitted its budget to the Ministry of Industry with planned spending of $1.7 billion (€1.131 billion). As at December 31, 2009, $344 million (€229 million) has been spent. Interim financing has been arranged for Escal to fund project development until the project financing is completed. Although ACS is responsible for arranging project financing, the Corporation will be a party to any project finance arrangements and may need to meet certain conditions of the financing, such as the pledging of the Corporation’s interest in the project as collateral. However, under the terms of the ACS Transaction, the Corporation is not required to provide any equity or guarantees to project finance lenders or to provide any bridge financing.

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Financing Status of the Castor Project
Escal and its shareholders have engaged a group of banks to lead a process to obtain a 10-year loan for up to a maximum of €1.575 billion to finance the construction and commissioning of the Castor offshore and onshore facilities including pipelines, interest and guarantees during construction. This mandate has been given to Banco Español de Crédito, S.A., Caja de Ahorros y Monte de Piedad de Madrid, Banco Santander, S.A. and Société Général (jointly the “Coordinating Banks”), as the initial step in securing project financing and in order to establish the final terms and conditions to be agreed upon, if and when, the banks formally complete the project financing. The Coordinating Banks have initiated the process of procuring potential participants in a financing syndicate.

As part of the arrangement, interim financing currently available to Escal will be replaced by way of a bridge loan to a maximum of €250 million, until mid-March 2010. The bridge financing will be repaid on closing of the project financing.

Tunisia

At December 31, 2009, Eurogas International had cash and short term investments of $4.2 million. The partners in the joint venture are pursuing a significant exploration, evaluation and drilling program. The primary plans for the Sfax Permit are to explore and evaluate and, if the evaluation results in economically viable reserves, to develop the prospect and leads. In addition, if the results of the horizontal well at Ras-El-Besh indicate potential for development of the Reineche formation, additional Reineche structures within the Sfax Permit could be targeted for further evaluation.

Eurogas International currently has working capital of approximately $3.6 million. At a 45% ownership interest, this amount would cover expenditures of $8.0 million towards the 2010 Work Program. In the event that the joint venture partners decide to abandon the REB-3 well, the 2010 Work Program will be adjusted accordingly. Eurogas International believes that its working capital is sufficient to meet its current requirements. Any additional funding requirements would have to be accessed through debt or equity financings, farmout arrangements and/or bank borrowings. There can be no assurance that such funding or borrowing will be available to Eurogas International.

Outstanding Share Data

As at February 4, 2010, there were 156,118,453 shares outstanding. The Corporation has also issued 355,000 deferred share units and 3,985,000 stock options with a weighted average exercise price of $1.26.

COMMITMENTS

During the year, the Tunisian Hydrocarbon Committee approved a two-year extension on the Sfax Permit, which will extend the primary term to December 8, 2011. As a condition to the extension, Eurogas International committed to drilling one new exploration well during the extension period. Eurogas International has not completed its estimate of the costs to meet this commitment, as the costs are partially contingent on the selection of the prospect and location within the Sfax Permit.

RELATED PARTY TRANSACTIONS

Other than those described in Note 14 to the consolidated financial statements of the Corporation as at and for the years ended December 31, 2009 and 2008, there are no other material related party transactions.

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BUSINESS RISKS

There are a number of inherent risks associated with the Corporation’s activities and with its current stage of exploration and development. The following outlines some of the Corporation’s principal risks and their potential impact to the Corporation. If any of the following risks actually occur, the Corporation’s business may be harmed and the Corporation’s financial condition and results of operations may suffer significantly.

Development Projects
The proposed Castor Project is not currently operational and is not anticipated to be operational within the next year. Furthermore, the Corporation has not previously carried on business in the gas storage industry.

Development projects such as the Castor Project are subject to the successful completion of feasibility studies and the issuance of necessary government permits and regulatory approvals. In addition, when construction commences, the final amount of time required and costs involved to complete the project cannot readily be determined. The exact effect of these factors cannot be adequately predicted, but the combination of these factors may affect the economic viability of the project.

Exploration, Development and Production Risks
Oil and gas operations involve many risks, which even a combination of experience and knowledge, and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. As at the date hereof, the Corporation does not have any properties that have reserves assigned to them within the definitions contained in the Canadian Oil and Gas Evaluation (COGE) Handbook and the Canadian Securities Administrators National Instrument 51-101. There is no assurance that commercial quantities of oil or natural gas will be discovered or acquired by the Corporation or that, if discovered, will be accessible for extraction.

Oil and gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field-operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

No History of Earnings
The Corporation has no history of earnings with respect to its activities, and there is no assurance that any of its material properties will generate earnings, operate profitably or provide a return on investment in the future. The Corporation has not paid dividends on its common shares in the past and has no plans to pay dividends on its common shares for the foreseeable future.

Reliance on Operators, Management and Key Personnel
The Corporation’s business activities rely on the technical skill of the personnel involved. The Corporation is not the operator in the energy project in which it currently has an interest. To the extent that the Corporation is not the operator, the Corporation will be dependent on such operator for the timing of activities related to such projects and will largely be unable to direct or control the activities of the operator. The Corporation’s success will also be dependent, in part, upon the performance of its joint venture partner, key managers, service providers and consultants. Furthermore, competition for qualified personnel in the oil and natural gas industry is intense. Failure to retain the managers and consultants, or to attract or retain additional key personnel with the necessary skills and experience, could have a materially adverse impact upon the Corporation’s growth and profitability.

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Additional Funding Requirements
The business and operations of the Corporation, including the business and operations of Eurogas International, may require substantial additional capital in order to execute on any further exploration and development work. This includes the need to find another ‘Farm in’ operating partner to conduct and finance future exploration as required under the permit extension to December 2011.

Eurogas International currently has $4.2 million in cash and short-term investments. Any additional funding required by Eurogas International would have to be accessed through debt or equity financings and/or bank borrowings, and there can be no assurance that such funding or borrowings would be available to Eurogas International. In addition, bank borrowings that might be made available to Eurogas International are typically determined in part by the borrowing base of Eurogas International. Eurogas International currently has no material revenue sources. Eurogas International will need further development of its projects to establish a borrowing base, based on proven reserves.

Permits and Licenses
In connection with its operations, the Corporation is required to obtain permits, and in some cases, renewals of permits from the authorities in Tunisia. In addition, the Corporation may also be required to obtain licenses and permits from government agencies in other foreign jurisdictions. The ability of the Corporation to obtain, sustain or renew such permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies in foreign jurisdictions. Further, if permits and licenses, or renewals thereof, are not issued to the Corporation or unfavourable restrictions or conditions are imposed on the Corporation’s drilling activities, there is a possibility it will not be able to conduct its operations as planned. Alternatively, failure by the Corporation to comply with the terms of permits or licenses might result in the suspension or termination of operations and subject the Corporation to monetary penalties or restrictions on operations.

Foreign Operations
The Corporation’s operations are subject to special risks inherent in doing business in other countries, including Tunisia. These risks may involve matters arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies, foreign exchange fluctuations and controls, access to capital markets, civil disturbances and deprivation or unenforceability of contract rights or the taking of property without fair compensation. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including nationalization, laws affecting foreign ownership, government participation, royalties, duties, rates of exchange, exchange controls, currency fluctuations, taxation and new laws or policies as well as bylaws and policies of Canada affecting foreign trade, investment and taxation.

The Corporation’s planned capital expenditures are denominated in several currencies, the most important being the Euro and the U.S. dollar, while the Corporation’s reporting currency is the Canadian dollar. Fluctuations in the rate of exchange may affect the ability of the Corporation to carry out its exploration and development programs. Future development costs may be higher than currently envisioned due to unforeseen events such as currency fluctuations. Currency fluctuations will also affect future profits. The Corporation does not currently actively hedge against foreign currency fluctuations. The Corporation’s operations are also subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.

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Equipment and Related Costs
The Corporation’s activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. In addition, equipment failures may occur which could result in injuries and/or exploration and development delays.

Competition
The petroleum industry is competitive in all its phases. The Corporation competes with numerous other participants in the search for the acquisition of oil and natural gas properties. The Corporation’s competitors include oil companies that have greater financial resources, staff and facilities than those of the Corporation. The Corporation’s ability to find, and in the future increase, reserves will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploration and evaluation. Competitive factors in the distribution and marketing of oil and natural gas include price and reliability of the methods of delivery.

Regulatory
Oil and gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government (domestic and foreign) and may be amended from time to time. The Corporation’s operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects. It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different from the way they would affect other oil and natural gas companies of similar size.

Environmental Concerns
The Corporation’s activities are subject to environmental legislation in the jurisdictions in which it operates. A breach of such legislation may result in the imposition of fines or other penalties. Should the Corporation be unable to fully remedy the cost of an environmental problem, the Corporation or its operators might be required to suspend operations or enter into compliance measures pending completion of the required remedy. In certain circumstances, the Corporation may be required to obtain approval of environmental impact assessments. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of current activities or a material increase in the future costs of production, development or exploration activities or otherwise adversely affect the Corporation’s financial condition or results of operations.

Volatility of Commodity Prices and Alternative Fuel Sources
Oil and natural gas prices fluctuate significantly in response to regional, national and global supply and demand factors beyond the control of the Corporation. Political and economic developments around the world can affect world oil and natural gas supply and prices. Any prolonged period of low oil and natural gas prices could result in a decision by the Corporation to suspend or terminate exploration, as it may become uneconomically feasible to explore for and/or produce oil or natural gas at such prices. Competition may also be presented by alternate fuel sources.

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Hedging Activities
If the Corporation’s properties produce commercial quantities of oil or natural gas, the Corporation may, from time to time, enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases.

Accounting Write-downs as a Result of GAAP
The Corporation intends to use the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes, exceed the present value of estimated future net cash flows from the Corporation’s proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

Canadian GAAP requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in our consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the consolidated financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and may result in an inability to borrow funds and/or may result in a decline in the price of the Common Shares.

Title to Properties
Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Corporation, which could result in a reduction of the revenue received by the Corporation.

Potential Conflicts of Interest
Certain of the directors of the Corporation are also directors or officers of companies that are in competition to the interests of the Corporation. No assurances can be given that opportunities identified by such board members will be provided to the Corporation.

Taxation
The Corporation may be subject to taxation in the jurisdictions in which it operates. Any changes in tax legislation and practice in these jurisdictions could adversely affect the Corporation.

Reserves
There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of the Corporation. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. Many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations and such variations could be material.

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Insurance
Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities or other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation will maintain liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Litigation Risk
The legal risks facing the Corporation, its directors, trustees, officers and/or employees include potential liability for violations of environmental laws, health and safety laws, securities laws, damage claims for worker exposure to hazardous substances and for accidents causing injury or death. It is also possible that litigation and in particular, class action litigation, may increase in Canada as a result of the introduction of the secondary market civil liability regime. Litigation risk cannot be eliminated, even if there is no legal cause of action. Although the Corporation maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that legal liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect on its financial condition.

ACCOUNTING POLICIES AND ESTIMATES

This management’s discussion and analysis of the Corporation’s financial condition and the results of its operations are based upon the consolidated financial statements of the Corporation. These statements have been prepared in accordance with Canadian GAAP. The preparation of these consolidated financial statements requires the Corporation to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on historical experience and on various other assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The most critical accounting policies are those that the Corporation believes are the most important in portraying its financial condition and results of operations and those that require the most subjectivity and estimates by management. A summary of our significant accounting policies applied during 2009 are included in Note 1 to the 2009 Audited Consolidated Financial Statements. A discussion of some of the more significant judgments and estimates made by management are as follows:

Economic Viability of Activities in Spain
Activities in Spain are in the pre-development phase. All pre-development costs relating to the Castor Exploration Permit in Spain are capitalized by Escal. The recovery of these costs is dependent upon the economic viability of the underground natural gas storage project and the remuneration program in place by the Spanish authorities.

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Recoverability of Exploratory Activities
The Corporation is currently in the exploratory and evaluation stage in Tunisia and capitalizes all associated costs. The recovery of the recorded costs is contingent upon the existence of economically recoverable reserves and future profitable production.

Income Tax
The determination of the Corporation’s income and other tax liabilities requires interpretation of complex laws and regulations, which can involve multiple Canadian and international jurisdictions. All tax filings are subject to audit and potential reassessment after a lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded.

Fair Value of Financial Instruments
Financial instruments are recorded on the consolidated balance sheet at values that are representative of or approximate fair value. Management uses judgment in its assessment of fair values and imprecision in determining fair value may affect the amount of net earnings recorded for a particular investment in a particular period. The Corporation believes that its estimates of fair value are reasonable and appropriate. The Corporation reviews assumptions relating to financial instruments on an ongoing basis to ensure that they continue to be appropriate.

Stock Based Compensation
The Corporation may utilize stock based compensation, including stock option awards or deferred share units, as a retention tool for employees and key executives. When such awards are granted, the Corporation measures the fair value of the award and amortizes it over the vesting period. The Corporation makes a variety of assumptions in calculating this fair value. The Corporation has not factored in a forfeiture rate for awards that may be cancelled before vesting criteria are met. Furthermore, the Corporation uses a binomial option pricing model in determining the value of stock based compensation expense. The application of this model itself requires estimates that may not be ultimately correct. Management assumes that it will settle stock based compensation through equity.

Consolidation of Variable Interest Entities
The Corporation is required to consolidate any variable interest entities in which it is the primary beneficiary. An entity is a variable interest entity when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; or (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the variable interest entity’s expected losses or is entitled to a majority of the variable interest entity’s expected residual returns, or both.

Management uses a significant amount of judgment in assessing whether an entity is a variable interest entity and whether it is the primary beneficiary of a variable interest entity. The Corporation uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a variable interest entity, and if required, to analyze and calculate the expected losses and the expected residual returns.

During 2008, the Corporation determined that its interest in Eurogas International met the definition of a variable interest entity in which the Corporation was the primary beneficiary.

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CHANGES IN ACCOUNTING POLICIES ADOPTED IN 2009

Asset Recognition including Goodwill and Intangible Assets
On January 1, 2009, the Corporation adopted the amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1000, “Financial Statement Concepts” and the new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”. This guidance reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition. Under the amendments to CICA Handbook Section 1000, effective January 1, 2009, the deferral and matching of operating expenses over future revenues is no longer appropriate. The adoption of this new guidance had no impact on the reported results of the Corporation.

Financial Instruments – Disclosures
Beginning with fiscal 2009, the Corporation adopted the amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures”. The amendments introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used. In addition, the amendments require enhanced disclosures regarding the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. Comparative information is not required in the year of adoption. The impact of these amendments is disclosed in Note 13 to these consolidated financial statements.

Impairment of Financial Assets
In August 2009, the Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, to achieve consistency with international standards on impairment of debt securities. The amendments changed the definition of a loan such that debt securities not quoted in an active market could be classified as a loan and measured at amortized cost. Impairment of debt securities classified as loans will be assessed and recorded using the incurred credit loss model of CICA Handbook Section 3025, “Impaired Loans”. Debt securities that are classified as available-for-sale securities continue to be written down to their fair value through earnings when the impairment is considered other-than-temporary. However, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. The Corporation adopted these amendments for fiscal 2009 and the adoption of this new guidance had no impact on the reported results of the Corporation.

FUTURE ACCOUNTING CHANGES

Business Combinations
In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”. These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

CICA Handbook Section 1582 establishes standards for the accounting of a business combination. It provides the Canadian equivalent to IFRS 3, “Business Combinations” (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements. CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

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CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Corporation is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards
In February 2008, the Canadian AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS in calendar year 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there may be significant differences on recognition, measurement and disclosure that may materially impact the Corporation's consolidated financial statements.

The implementation of IFRS will apply to the Corporation's interim and annual consolidated financial statements beginning on January 1, 2011, including the restatement of comparative amounts for 2010. The Corporation has initiated an assessment of the impact of IFRS adoption on its business activities, processes and accounting policies, after which it will implement a communication strategy, as appropriate, aimed at all stakeholders, including employees, rating agencies and shareholders, to assist in their understanding of its transition to IFRS.

In addition to the areas of focus outlined above, the Corporation is also prioritizing certain IFRS conversion related activities that should be completed within a reasonable time period following January 1, 2010, the Corporation’s IFRS transition date. Such activities include, but are not limited to, (a) completion of transition date oil and gas property impairment testing in accordance with IAS 36, “Impairment of Assets”, and (b) accounting for joint arrangements in accordance with IAS 31, “Interests in Joint Ventures.”

The Corporation will continue to monitor results from the existing conversion plan, as well as ongoing changes to IFRS, and adjust its transition and implementation plans accordingly. The Corporation’s transition remains aligned to its implementation schedule and it is on track to meet the timelines essential to its changeover.

CONTROL ENVIRONMENT

Disclosure Controls and Procedures
Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required disclosures. The Corporation’s Chief Executive Officer and Chief Financial Officer, together with management, have concluded, based on their evaluation as of the end of the year that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.

Internal Control Over Financial Reporting
Under the supervision of and with the participation of the Corporation’s management, including the Chief Executive Officer and the Chief Financial Officer, internal control over financial reporting has been designed and maintained in order to provide reasonable assurance regarding the reliability of financial reporting, as of the end of the period covered by the filings. During the quarter ended December 31, 2009, there have been no material changes in internal control over financial reporting. In common with many small companies, segregation of duties is difficult; however, the Corporation has compensating controls in place, including key management authorizations and reviews.

It should be noted that while the Corporation’s Chief Executive Officer and Chief Financial Officer believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all

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errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objective of the control system is met.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Corporation’s website at www.eurogascorp.com.

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